Mail Stop 4561

June 18, 2009

Mark S. Molina
Executive Vice President,
   Chief Legal Officer and Secretary
L-1 Identity Solutions, Inc.
177 Broad Street
Stamford, Connecticut 06901

      Re: L-1 Identity Solutions, Inc.
              Registration Statement on Form S-3
              Filed May 22, 2009
              File No. 333-159411

Dear Mr. Molina:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The registration number you have inserted on the cover page of the registration statement is incorrect. Also, the signature page to your Form S-3 refers to the registration statement as "Post-Effective Amendment No. 1." Finally, the signatures on your signature page are not dated. Please revise your registration statement to correct these errors.

Forepart of Registration Statement

2.   We note that you filed the registration statement as an accelerated filer but filed the Form 10-Q for the fiscal quarter ended March 31, 2009 as a large accelerated filer. According to your Form 10-K for the year ended December 31, 2008, the aggregate market value of the voting stock held by your non-affiliates as of June 30, 2008 was approximately

$1,038.9 million, which would require you to file as a large accelerated filer. See Rule 12b-2(3) of the Exchange Act. Please advise.

Cover Page

3. We note that you have outstanding registration statements. Please revise your prospectus cover page to reference concisely your concurrent offerings and to disclose the aggregate number of shares available for resale under each offering.

Incorporation of Certain Information by Reference, page 29

4. We note that you are registering shares of common stock in this registration statement which are currently registered under Section 12(b) of the Exchange Act. Please incorporate by reference the description of the class of securities contained in this registration statement filed under the Exchange Act pursuant to Item 12(a)(3) of the Form S-3. Refer to Question 123.07 of the Securities Act Forms Compliance and Disclosure Interpretations available on the SEC website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Undertakings, page 32

5. Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K. Specifically, it appears that the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included and the undertaking currently listed in paragraph (4)(ii) of Item 17 relating to Rule 430B does not seem applicable. Further, please describe why the undertaking described in paragraph 5 of Item 17 relates to the transaction in this registration statement. It does not appear that this registration statement covers the primary offering of securities.

Exhibits

6. Please incorporate by reference into this Form S-3 the securities purchase agreements dated June 29, 2008, the registration rights agreement dated June 29, 2008, and related agreements pertaining to the securities in this resale registration statement. It appears that you filed these documents in the amendment to the Schedule 13D filed on July 3, 2008. Refer to Item 601(b)(10) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via facsimile (212) 310-8007</u>
        Marita A. Makinen, Esq.
        Weil Gotshal & Manges LLP